EXHIBIT 99.1

Verdeca Receives USDA Approval of HB4® Drought Tolerant Soybeans

With USDA decision, HB4® event achieves regulatory approvals for more than 80 percent of the global soybean market

ROSARIO, Argentina (Aug. 8, 2019) — Bioceres Crop Solutions Corp. (NYSE American: BIOX), announced today that Verdeca, a joint venture between BCS Holding Inc., a wholly owned subsidiary of Bioceres Crop Solutions Corp. (the “Company”) and Arcadia Biosciences, Inc. (Nasdaq: RKDA), has successfully completed the regulatory review process and received approval from the U.S. Department of Agriculture (USDA) for its HB4® drought tolerant soybeans, which will allow for commercialization in the U.S. market. The approval comes two years after the U.S. Food and Drug Administration’s (FDA’s) approval of Verdeca’s HB4 trait in 2017.

More than 30 million of the world’s soybean hectares are grown in the United States. With USDA approval, the HB4 trait now has regulatory approval in more than 80 percent of the global soybean market. The HB4 trait has already been approved in Argentina and Brazil, with regulatory submissions currently under consideration by China, Paraguay, Bolivia and Uruguay. Import approval from China is needed for commercial launch in Argentina, and is now expected in 2020.

“This approval in the U.S. is an important step for Verdeca. The HB4 trait was recently approved by Brazil as well, and we now expect approval in China in 2020 to launch our commercial efforts in Argentina” said Federico Trucco, CEO of Bioceres Crop Solutions.

About Bioceres Crop Solutions

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully-integrated provider of crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers. We have developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage. Our platform is designed to cost-effectively bring high-value technologies to market through an open-architecture approach. For more information visit https://biocerescrops.com/

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Contact:	Bioceres Crop Solutions Corp
Maximo Goya
Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com